

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2013

Via E-mail
Chris Carlson
Chief Financial Officer
Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

> **Re:** **Vertex Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 5, 2013**
> **File No. 333-189107**

Dear Mr. Carlson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of the Prospectus

1. It appears that you are conducting the offering in reliance upon General Instruction I.B.6 of Form S-3. Please disclose the aggregate market value of your outstanding voting and nonvoting common equity. See Instruction 7 to General Instruction I.B.6.

2. In the second sentence of the third paragraph you state that you "will apply to list any shares of common stock sold by [you] under th[e] prospectus and any prospectus supplement on the Nasdaq Capital Market" even though your common stock is currently listed on Nasdaq. Please explain or otherwise revise your disclosure accordingly.

Description of Debt Securities

3.   We note that you have listed in the Exhibit Index the Form of Senior Debt Indenture and the Form of Subordinated Indenture as Exhibits 4.3 and 4.5, respectively. Please revise your disclosure here to reflect that the debt securities will be issued under two separate indentures.

Signatures, page II -6

4.   Please ensure that Mr. Carlson signs the registration statement also in his capacity as Principal Financial Officer. See Instruction 1 to Signatures on Form S-3.

Exhibit Index, page II-7

5.   In the footnotes to Exhibits 4.3 and 4.5 you state that the form of indenture will be filed by amendment or by a report filed under the Exchange Act and incorporated by reference. Please note that pursuant to Section 309(a)(1) of the Trust Indenture Act of 1939, an indenture under which a security is to be issued is deemed qualified when the registration statement becomes effective as to such security; therefore the indenture must be included as an exhibit to the registration statement at time of effectiveness. Please file as exhibits the Form of Senior Debt Indenture and the Form of Subordinated Debt Indenture with your next amendment. For additional guidance, see Question 212.19 of Securities Act Rules Compliance and Disclosure Interpretations available on our website.

Exhibit 5.1

6.   Please have counsel include an opinion covering the legality of units. See Section II.B.1.h of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

7.   Please have counsel revise its opinion in paragraph numeral three to state that the Debt Securities will be binding obligations of the company. Please see Section II.B.1.e of Staff Legal Bulletin No. 19. Also, please have counsel remove the penultimate sentence of the first paragraph on page four of the opinion stating that counsel expresses no opinion as to the enforceability of the Debt Securities, as inappropriate.

8.   We note on page four of the opinion that counsel expresses no opinion as to the laws of any state or jurisdiction other than the laws governing the corporations of the State of Nevada. Please have counsel either remove this limitation or also opine on the laws of the State of New York and the laws of the State of Texas since counsel must opine that the debt securities, the warrants, and to the extent applicable, the units, are binding obligations of the company under the law of the jurisdiction governing these securities. In this regard, we note that on pages 23 and 26 of the registration statement you disclose that the indentures will be governed by New York law and that the warrants will be governed by the laws of the State of Texas. Refer to Sections II.B.1.e and f of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: David M. Love, Esq. (*via e-mail*)
    The Love Law Firm, PC